[YAHOO LETTERHEAD]

January 19, 2006

VIA EDGAR AND FACSIMILE TO (202) 772-9210

Mr. Brad Skinner, Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-5546

Re:                             Yahoo! Inc. (“Yahoo!” or the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 3, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Filed August 4, 2006
Forms 8-K Filed July 18, 2006 and October 17, 2006
File No. 000-28018

Dear Mr. Skinner:

We received your letter dated December 27, 2006 (the “Letter”), which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission on our above-referenced reports filed under the Securities Exchange Act of 1934, as amended.  Our responses to each comment are provided below.  For the Staff’s convenience, each comment from the Letter is restated in italics prior to our response to such comment.

Form 8-K Filed October 17, 2006

1.             We have reviewed your response to prior comment number 12 concerning the non-GAAP operating statement columnar format.  We do not believe the revisions you have proposed adequately address the concerns raised in our comment.  For example, the revised title and captions you have proposed do not appear to address our concern that the presentation of a non-GAAP financial statement is beyond what is contemplated by the definition of a non-GAAP measure. Accordingly, we continue to have the concerns previously expressed over how investors might view that information due to the format in which it has been presented.  Consequently, we believe it should be removed.

In response to your comment that the columnar format of the “Reconciliation to Unaudited Condensed Consolidated Statements of Operations - Adjusted Net Income Excluding Stock-Based Compensation Expense” may create the unwarranted impression to investors that this non-GAAP statement of operations has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP financial measures, the Company will discontinue its use of this columnar format and revise its future disclosure consistent with the format set forth in Appendix A, a copy of which is attached to this letter.

2.             Your response to prior comment number 12 appears to indicate that your non-GAAP presentation includes two non-GAAP measures — non-GAAP net income and non-GAAP earnings per share.  Please note that your presentation appears to include numerous non-GAAP measures including, but not limited to, non-GAAP gross profit, various non-GAAP operating expense items and non-GAAP provision for income taxes.

The Company notes the Staff’s comment and in response proposes to revise future disclosure consistent with the format set forth in Appendix A.

3.             Your response to prior comment number 13 and disclosures in your recent earnings release indicate that you exclude depreciation and amortization of intangible assets because they are non-cash charges that are not attributable to your underlying operating performance.  Your response and disclosure appears to suggest that you are using the non-GAAP measures as measures of liquidity.  If your non-GAAP measures are intended to be measures of liquidity, it appears that the measures should be reconciled to GAAP cash flow from operations.  Please explain to us why the measure is reconciled to GAAP operating income if your intention is to present these as liquidity measures.

The Company’s prior response and disclosures were not meant to suggest that the Company uses operating income before depreciation, amortization of intangible assets and stock-based compensation expense as a measure of liquidity.  Rather, the Company uses this non-GAAP financial measure as an indicator of the Company’s operational strength and performance.  Consistent with the measure’s intended use, the Company proposes to revise future disclosure consistent with Appendix A.

4.             We have reviewed your response to prior comment number 13 and it remains unclear to us how you are able to conclude that depreciation, amortization and stock compensation are “not directly attributable to the underlying performance of the Company’s business operations.”  In this regard, while the costs may be subject to only limited management influence or control over the short term, they nonetheless appear to represent part of your operating results.  In view of this, please remove references to “underlying” or “core” operations throughout your disclosure.  Alternatively, further explain to us why no revision is necessary.

In response to the Staff’s comment, the Company proposes to eliminate future references to “underlying” or “core” operations in this regard.  These changes are reflected in Appendix A.

5.             We note your response to prior comment number 13 and it remains unclear what your basis is for disclosing that inclusion of the non-GAAP measures provides comparability to other companies considering the recurring nature of the excluded expense.  We also note that this disclosure contradicts your earlier disclosure, under the heading “About Yahoo!”, that your non-GAAP measures “may be different from non-GAAP financial measures used by other companies.”  In view of this, please revise to remove the disclosures which indicate that you include the non-GAAP measures to provide comparability to other companies.  Alternatively, further explain to us why no revision is necessary.

In response to your comment, the Company proposes to revise its future disclosure to eliminate statements that the Company includes non-GAAP financial measures to provide comparability to other companies.  These changes are reflected in Appendix A.

6.             The disclosure you have provided regarding your non-GAAP measures describes certain limitations associated with the measures, but does not appear to explain how you compensate for those limitations.  For example, while you indicate that one limitation of the measure operating income before depreciation, amortization, and stock-based compensation expense is that it excludes stock-based compensation expense related to your workforce, you do not explain how you compensate for that limitation.  In future filings, revise your presentation to explain how you compensate for any limitations associated with your non-GAAP measures.

The Company confirms that it will revise its presentation in future filings to explain how it compensates for any limitations associated with its use of non-GAAP financial measures.  Management generally compensates for the limitations in the use of non-GAAP financial measures by relying on comparable GAAP financial measures and providing investors with a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure or measures.  Further, management uses non-GAAP financial measures only in addition to and in conjunction with results presented in accordance with GAAP.  The Company has included proposed disclosures describing how it compensates for limitations specific to each non-GAAP financial measure in Appendix A.

7.             We note your response to prior comment number 14.  While presentation of non-GAAP measures that exclude stock-based compensation may be appropriate in certain circumstances, we do believe that specific disclosure would be warranted to indicate that the CEO’s stock-based compensation was excluded.  We believe such disclosure is warranted considering that the CEO will no longer receive cash compensation and his compensation will be entirely stock-based.  Please revise your disclosures in future earnings releases.

The Company confirms that future non-GAAP disclosure will specifically indicate that the Chief Executive Officer’s stock-based compensation has been excluded from operating income before depreciation, amortization of intangible assets and stock-based compensation expense.  This change is reflected in Appendix A.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted,
Yahoo! Inc.

/s/ SUSAN DECKER
By:	Susan L. Decker
Title:	Executive Vice President, Finance and
Administration, and Chief Financial Officer

cc:                                 David Edgar, Staff Accountant
Michael A. Murray, Senior Vice President, Finance

                and Chief Accounting Officer

Michael J. Callahan, Senior Vice President

                and General Counsel

Stephanie I. Splane, VP, Corporate Legal Affairs

                and Deputy General Counsel

Robert T. Plesnarski, O’Melveny & Myers, LLP

Appendix A

Yahoo! Reports Third Quarter 2006 Financial Results

Revenues - $1,580 milllion,

Operating Income - $202 milllion,

Operating Income before Depreciation, Amortization and Stock-Based Compensation Expense - $474 milllion

SUNNYVALE, Calif. — October 17, 2006 - Yahoo! Inc. (Nasdaq: YHOO) today reported results for the third quarter ended September 30, 2006.

“While we are tremendously excited about many things happening at Yahoo!, we are not satisfied with our third quarter financial performance. We continued to grow and believe that we outperformed the graphical market but not at a rate that met our expectations,” said Terry Semel, chairman and CEO of Yahoo!. “Looking forward, we are excited about the roll-out of our new Project Panama advertising platform. In addition, we plan to invest, innovate and secure leading positions in the areas where we see the biggest growth opportunities. We know we have work to do, but we are confident that Yahoo! has the talent and resources to strengthen our leading position on the Internet, capitalize on the huge growth opportunities ahead, and deliver significant returns for shareholders.”

Third Quarter 2006 Financial Results

•                  Revenues were $1,580 milllion for the third quarter of 2006, a 19 percent increase compared to $1,330 milllion for the same period of 2005.

•                  Marketing services revenue was $1,370 milllion for the third quarter of 2006, an 18 percent increase compared to $1,160 milllion for the same period of 2005.

•                  Fees revenue was $210 milllion for the third quarter of 2006, a 23 percent increase compared to $170 milllion for the same period of 2005.

•                  Revenues excluding traffic acquisition costs (“TAC”) were $1,121 milllion for the third quarter of 2006, a 20 percent increase compared to $932 milllion for the same period of 2005.

•                  Gross profit for the third quarter of 2006 was $899 milllion, a 13 percent increase compared to $796 milllion for the same period of 2005.

•                  Operating income for the third quarter of 2006 was $202 milllion (including $121 milllion for stock-based compensation expense recorded under the fair value method), a 25 percent decrease compared to $270 milllion (including $14 milllion for stock-based compensation expense recorded under the intrinsic value method) for the same period of 2005.

•                  Operating income before depreciation, amortization and stock-based compensation expense for the third quarter of 2006 was $474 milllion, a 23 percent increase compared to $385 milllion for the same period of 2005.

•                  Cash flow from operating activities for the third quarter of 2006 was $390 milllion, an 11 percent decrease compared to $440 milllion for the same period of 2005.

•                  Free cash flow for the third quarter of 2006 was $288 milllion (including $101 milllion for a previously announced land purchase), a 16 percent decrease compared to $345 milllion for the same period of 2005.

•                  Net income for the third quarter of 2006 was $159 milllion or $0.11 per diluted share (including $80 milllion of stock-based compensation expense, net of tax, recorded under the fair value method), compared to $254 milllion or $0.17 per diluted share for the same period of 2005 (including $8 milllion of stock-based compensation expense, net of tax, recorded under the intrinsic value method) for the third quarter of 2005.

•                  Non-GAAP net income for the third quarter of 2006 was $155 milllion or $0.11 per diluted share (including $80 milllion of stock-based compensation expense, net of tax, recorded under the fair value method and excluding certain investment and other gains and charges of $3 milllion, net of tax), compared to non-GAAP net income of $165 milllion or $0.11 per diluted share (including $59 milllion of stock-based compensation expense, net of tax, recorded under the fair value method, excluding $8 milllion of stock-based compensation expense, net of tax, recorded under the intrinsic value method and excluding certain gains on the sale of certain investments, of $38 milllion, net of tax adjustments) for the third quarter of 2005.

•                  Non-GAAP net income for the third quarter of 2006 was $235 milllion or $0.16 per diluted share (excluding $80 milllion of stock-based compensation expense, net of tax, and excluding certain investment and other gains and charges of $3 milllion, net of tax) compared to non-GAAP net income of $224 milllion or $0.15 per diluted share (excluding $8 milllion of stock-based compensation expense, net of tax, and excluding certain gains on the sale of certain investments, of $38 milllion, net of tax adjustments) for the third quarter of 2005.

•                  Explanations of the Company’s non-GAAP financial measures and the related reconciliations to the GAAP financial measures the Company considers most comparable are included in the accompanying “Note to Unaudited Condensed Consolidated Statements of Operations”, “Reconciliations to Unaudited Condensed Consolidated Statements of Operations” and “Reconciliation of GAAP Net Income and GAAP Net Income Per Share to Non-GAAP Net Income and Non-GAAP Net Income Per Share”.

“Although we faced unanticipated challenges in the third quarter, we continued to generate strong year-over-year increases in both revenue and free cash flow, on top of an already very large base,” said Susan Decker, chief financial officer, Yahoo!.  Our profitability and cash generation remain strong, and we will continue to be disciplined by investing in assets we believe will enhance user experience and generate strong returns for our employees, partners and shareholders.”

Segment Financial Results

•                  United States revenues for the third quarter of 2006 were $1,054 milllion, a 14 percent increase compared to $923 milllion for the same period of 2005.

•                  International revenues for the third quarter of 2006 were $526 milllion, a 29 percent increase compared to $407 milllion for the same period of 2005.

•                  United States segment operating income before depreciation, amortization and stock-based compensation expense for the third quarter of 2006 was $366 milllion, a 19 percent increase compared to $306 milllion for the same period of 2005.

•                  International segment operating income before depreciation, amortization and stock-based compensation expense for the third quarter of 2006 was $108 milllion, a 37 percent increase compared to $79 milllion for the same period of 2005.

Cash Flow Information

Free cash flow was $288 milllion (including $101 milllion for a previously announced land purchase) in the third quarter of 2006 compared to $345 milllion for the same period of 2005.  In addition, Yahoo! used $1,092 milllion for direct stock repurchases and generated $42 milllion from the issuance of common stock as a result of the exercise of employee stock options.  Cash, cash equivalents and investments in marketable debt securities were $3,230 milllion at September 30, 2006 as compared to $3,965 milllion at June 30, 2006, a decrease of $735 milllion.

Please refer to the “Note to Unaudited Condensed Consolidated Statements of Operations” for definitions of certain key non-GAAP financial measures used here and in the “Business Outlook” attached to this press release.

Stock Repurchase Program

Yahoo! today announced that its Board of Directors has approved a stock repurchase program, effective October 12, 2006.  Under the program, Yahoo! is authorized to repurchase up to $3 billion of its outstanding shares of common stock from time to time over the next five years, depending on market conditions, share price and other factors.  The repurchase may be made on the open market, in block trades or otherwise and may include derivative transactions.

Quarterly Conference Call

Yahoo! will host a conference call to discuss third quarter results at 5:00 p.m. Eastern Time today.  A live webcast of the conference call, together with supplemental financial information, can be accessed through the Company’s Investor Relations website at http://yhoo.client.shareholder.com/earnings.cfm.  In addition, an archive of the webcast can be accessed through the same link.  An audio replay of the call will be available following the conference call by calling 877-213-9653 or 630-652-3041, reservation number: 15931668.

About Yahoo!

Yahoo! Inc. is a leading global Internet brand and one of the most trafficked Internet destinations worldwide.  Yahoo! seeks to provide online products and services essential to users’ lives, and offers a full range of tools and marketing solutions for businesses to connect with Internet users around the world.  Yahoo! is headquartered in Sunnyvale, California.

This press release and its attachments include the following financial measures defined as non-GAAP financial measures by the Securities and Exchange Commission: revenues excluding traffic acquisition costs or TAC, operating income before depreciation, amortization and stock-based compensation expense, free cash flow, and non-GAAP net income and non-GAAP net income per share.  These measures may be different from non-GAAP financial measures used by other companies.  The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles.  See “Note to Unaudited Condensed Consolidated Statements of Operations”, “Reconciliations to Unaudited Condensed Consolidated Statements of Operations” and “Reconciliation of GAAP Net Income and GAAP Net Income Per Share to Non-GAAP Net Income and Non-GAAP Net Income Per Share” included in this press release for further information regarding these non-GAAP financial measures.

This press release and its attachments contain forward-looking statements that involve risks and uncertainties concerning Yahoo!’s expected financial performance (including without limitation the statements and information in the Business Outlook section and the quotations from management in this press release), as well as Yahoo!’s strategic and operational plans.  Actual results may differ materially from the results predicted and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the successful implementation, and acceptance by advertisers, of the Company’s new search advertising platform, the Company’s ability to compete with new or existing competitors; reduction in spending by, or loss of, marketing services customers; the demand by customers for Yahoo!’s premium services; acceptance by users of new products and services; risks related to joint ventures and the integration of recent acquisitions; risks related to the Company’s international operations; failure to manage growth and diversification; adverse results in litigation, including intellectual property infringement claims; the Company’s ability to protect its intellectual property and the value of its brands; dependence on key personnel;  dependence on third parties for technology, services, content and distribution; and general economic conditions. All information set forth in this release and its attachments is as of October 17, 2006. Yahoo! does not intend, and undertakes no duty, to update this information to reflect future events or circumstances.  More information about potential factors that could affect the Company’s business and financial results is included under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, which are on file with the SEC and available at the SEC’s website at www.sec.gov.  Additional information will also be set forth in those sections in Yahoo!’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which will be filed with the SEC in the fourth quarter of 2006.

Yahoo! and the Yahoo! logos are trademarks and/or registered trademarks of Yahoo! Inc.  All other names are trademarks and/or registered trademarks of their respective owners.

Yahoo! Inc.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2006	2005	2006

Revenues	$1,329,929	$1,580,322	$3,756,668	$4,723,231

Cost of revenues (1)	534,381	681,120	1,501,463	1,984,830

Gross profit	795,548	899,202	2,255,205	2,738,401

Operating expenses:
Sales and marketing (2)	267,992	331,025	747,916	988,030
Product development (2)	148,433	202,079	400,329	628,399
General and administrative (2)	82,162	130,984	247,549	391,198
Amortization of intangibles (1)	26,904	32,774	80,634	97,635
Total operating expenses	525,491	696,862	1,476,428	2,105,262

Income from operations	270,057	202,340	778,777	633,139

Other income, net	65,995	50,268	1,095,725	121,794

Income before income taxes, earnings in equity interests and minority interests	336,052	252,608	1,874,502	754,933

Provision for income taxes	(113,797)	(124,372)	(750,087)	(350,002)
Earnings in equity interests	32,164	30,190	94,647	78,261
Minority interests in operations of consolidated subsidiaries	(646)	103	(6,040)	(474)

Net income	$253,773	$158,529	$1,213,022	$482,718

Net income per share - diluted	$0.17	$0.11	$0.82	$0.33

Shares used in per share calculation - diluted	1,486,876	1,442,429	1,482,739	1,471,832

(2) Stock-based compensation expense was allocated as follows:
Cost of revenues	$—	$1,689	$—	$4,956
Sales and marketing	2,278	42,470	5,277	119,826
Product development	6,817	38,260	13,820	112,147
General and administrative	4,429	39,072	14,841	92,926
Total stock-based compensation expense	$13,524	$121,491	$33,938	$329,855

Supplemental Financial Data (See Note)
Revenues excluding TAC	$932,115	$1,121,467	$2,627,982	$3,331,820
Operating income before depreciation, amortization and stock-based compensation expense	$385,122	$473,738	$1,098,624	$1,365,528
Free cash flow	$344,637	$287,915	$962,077	$988,691
Non-GAAP net income per diluted share excluding stock-based compensation expense and other items	$0.15	$0.16	$0.42	$0.48
Non-GAAP net income per diluted share including fair value stock-based compensation expense and excluding other items	$0.11	$0.11	$0.31	$0.33

(1)            Yahoo! has changed its classification of amortization expense related to developed technology and patents acquired through acquisitions.  Amortization expense of $14 million and $42 million for the three and nine months ended September 30, 2005, respectively, has been reclassified to cost of revenues from operating expenses.

(2)            Prior to January 1, 2006, Yahoo! accounted for stock-based compensation under Accounting Principles Board, Opinion No. 25,  "Accounting for Stock Issued to Employees" ("APB 25").  In accordance with APB 25, Yahoo! historically used the intrinsic value method to account for stock-based compensation expense.  As of January 1, 2006, Yahoo! accounts for stock-based compensation expense under the fair value method in accordance with Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R").  As Yahoo! adopted the modified prospective transition method, results for prior periods have not been restated under the fair value method for GAAP purposes.  Yahoo! is presenting non-GAAP net income and non-GAAP net income per diluted share financial measures which include stock-based compensation expense calculated under the fair value method and exclude other items, for all periods presented.  Yahoo! is also presenting non-GAAP net income and non-GAAP net income per diluted share financial measures which exclude stock-based compensation expense and other items for all periods presented.

Yahoo! Inc.

Note to Unaudited Condensed Consolidated Statements of Operations

This press release and its attachments include the non-GAAP financial measures of revenues excluding traffic acquisition costs or TAC, operating income before depreciation, amortization and stock-based compensation expense, free cash flow and non-GAAP net income and non-GAAP net income per share, which are reconciled to gross profit, income from operations, cash flow from operating activities, and net income and net income per share, respectively, which we believe are the most comparable GAAP measures.  We use these non-GAAP financial measures for internal managerial purposes, when publicly providing our business outlook, and to facilitate period-to-period comparisons.  We describe limitations specific to each non-GAAP financial measure below.  Management generally compensates for limitations in the use of non-GAAP financial measures by relying on comparable GAAP financial measures and providing investors with a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure or measures.  Further, management uses non-GAAP financial measures only in addition to and in conjunction with results presented in accordance with GAAP.  We believe that these non-GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results, provide a more complete understanding of factors and trends affecting our business.  These non-GAAP measures should be considered as a supplement to, and not as a substitute for, or superior to, gross profit, income from operations, cash flow from operating activities, and net income and net income per share calculated in accordance with generally accepted accounting principles.

Revenues excluding TAC is defined as gross profit plus other cost of revenues.  Under GAAP, both our revenues and cost of revenues include TAC.  In defining revenues excluding TAC as our non-GAAP gross profit measure, we have removed TAC from both revenues and cost of revenues.  TAC consists of payments made to affiliates that have integrated our sponsored search offerings into their websites and payments made to companies that direct consumer and business traffic to the Yahoo! website.  We present revenues excluding TAC: (1) to provide a metric for our investors to analyze and value our Company and (2) to provide investors one of the primary metrics used by the Company for evaluation and decision-making purposes.  We provide revenues excluding TAC because we believe it is useful to investors in valuing our Company.  One of the ways investors value companies is to apply a multiple to revenues.  Since a significant portion of the GAAP revenues associated with our sponsored search offerings is paid to our third party affiliates, we believe investors find it more meaningful to apply multiples to revenues excluding TAC to assess our value as this avoids “double counting” revenues that are paid to, and being reported by, our third party affiliates.  Further, management uses revenues excluding TAC for evaluating the performance of our business, making operating decisions, budgeting purposes, and as a factor in determining management compensation.  A limitation of revenues excluding TAC is that it is a measure which we have defined for internal and investor purposes that may be unique to the Company and therefore it may not enhance the comparability of our results to other companies in our industry who have similar business arrangements but address the impact of TAC differently.  Management compensates for these limitations by also relying on the comparable GAAP financial measures of revenues, cost of revenues and gross profit, each of which includes TAC.

Operating income before depreciation, amortization and stock-based compensation expense is defined as income from operations before depreciation, amortization of intangible assets and stock-based compensation expense (including the compensation of our Chief Executive Officer, which currently consists solely of stock-based compensation).  We consider this measure to be an important indicator of the operational strength of the Company.  We exclude depreciation and amortization because while tangible and intangible assets support our businesses, we do not believe the related depreciation and amortization costs are directly attributable to the operating performance of our business.  This measure is used by some investors when assessing the performance of our Company.  In addition, because of the variety of equity awards used by companies, the varying methodologies for determining stock-based compensation expense, and the subjective assumptions involved in those determinations, we believe excluding stock-based compensation enhances the ability of management and investors to understand the impact of stock-based compensation expense on our operating income.  We do not include depreciation, amortization and stock-based compensation expense in our internal measures or in the measures used by the Company to formulate our business outlook presented with our quarterly financial information to investors.   A limitation associated with this non-GAAP measure, operating income before depreciation, amortization and stock-based compensation expense, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our businesses.  Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures.  A further limitation associated with this measure is that it does not include stock-based compensation expense related to the Company’s workforce.  Management compensates for these limitations by also relying on the comparable GAAP financial measure of income from operations, which includes depreciation, amortization and stock-based compensation expense.

Free cash flow is defined as cash flow from operating activities, less net capital expenditures and dividends received and including the excess tax benefits from stock-based compensation.  We consider free cash flow to be a liquidity measure which provides useful information to management and investors about the amount of cash generated by the business after the acquisition of property and equipment, which can then be used for strategic opportunities including, among others, investing in the Company's business, making strategic acquisitions, strengthening the balance sheet and repurchasing stock.  A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period.  Management compensates for this limitation by also relying on the net change in cash and cash equivalents as presented in the Company’s unaudited condensed consolidated statements of cash flows prepared in accordance with GAAP which incorporates all cash movements during the period.

Non-GAAP net income is defined as net income excluding certain gains, losses and expenses and their related tax effects that we do not believe are indicative of our ongoing operating results and further adjusted for stock-based compensation expense under two different methods.  Effective January 1, 2006, we adopted SFAS 123R under the modified prospective transition method and therefore have recorded stock-based compensation expense under the fair value method for the three and nine months ended September 30, 2006.  Prior to January 1, 2006, including the three and nine months ended September 30, 2005, we recorded stock-based compensation expense under the intrinsic value method.  We have included two non-GAAP measures for non-GAAP net income and non-GAAP net income per share.  In one calculation of non-GAAP net income and non-GAAP net income per share, we have excluded stock-based compensation expense in addition to certain gains, losses and expenses and their related tax effects.  In the alternative calculation of non-GAAP net income and non-GAAP net income per share, we have included stock-based compensation expense calculated under the fair value method (as previously disclosed) for the three and nine months ended September 30, 2005, in addition to excluding certain gains, losses and expenses and their related tax effects, so that both presented periods include stock-based compensation expense under the fair value method.  We consider non-GAAP net income and non-GAAP net income per share to be profitability measures which facilitate the forecasting of our operating results for future periods and allow for the comparison of our results to historical periods.  A limitation of non-GAAP net income and non-GAAP net income per share is that they do not include all items that impact our net income and net income per share for the period.  Management compensates for this limitation by also relying on the comparable GAAP financial measures of net income and net income per share, both of which include the gains, losses, expenses and related tax effects that are excluded from non-GAAP net income and non-GAAP net income per share.

Yahoo! Inc.

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2006	2005	2006
Revenues for groups of similar services :
Marketing services	$1,159,572	$1,370,374	$3,278,669	$4,137,473
Fees	170,357	209,948	477,999	585,758
Total revenues	$1,329,929	$1,580,322	$3,756,668	$4,723,231

Revenues by segment:
United States	$922,860	$1,054,048	$2,611,103	$3,221,220
International	407,069	526,274	1,145,565	1,502,011
Total revenues	$1,329,929	$1,580,322	$3,756,668	$4,723,231

Cost of revenues:
Traffic acquisition costs ("TAC")	$397,814	$458,855	$1,128,686	$1,391,411
Other cost of revenues	136,567	222,265	372,777	593,419
Total cost of revenues	$534,381	$681,120	$1,501,463	$1,984,830

Revenues excluding TAC:
Gross profit	$795,548	$899,202	$2,255,205	$2,738,401
Other cost of revenues	136,567	222,265	372,777	593,419
Revenues excluding TAC	$932,115	$1,121,467	$2,627,982	$3,331,820

Revenues excluding TAC by segment:
United States:
Gross profit	$596,957	$654,203	$1,687,566	$2,015,710
Other cost of revenues	106,660	182,393	294,988	484,055
Revenues excluding TAC	$703,617	$836,596	$1,982,554	$2,499,765

International:
Gross profit	$198,591	$244,999	$567,639	$722,691
Other cost of revenues	29,907	39,872	77,789	109,364
Revenues excluding TAC	$228,498	$284,871	$645,428	$832,055

Operating income before depreciation, amortization and stock-based compensation expense:
Income from operations	$270,057	$202,340	$778,777	$633,139
Depreciation and amortization	101,541	149,907	285,909	402,534
Stock-based compensation expense	13,524	121,491	33,938	329,855
Operating income before depreciation, amortization and stock-based compensation expense	$385,122	$473,738	$1,098,624	$1,365,528

Operating income before depreciation, amortization and stock-based compensation expense by segment:
Operating income before depreciation, amortization and stock-based compensation expense - United States	$306,031	$365,550	$867,690	$1,041,417
Operating income before depreciation, amortization and stock-based compensation expense - International	79,091	108,188	230,934	324,111
Operating income before depreciation, amortization and stock-based compensation expense	$385,122	$473,738	$1,098,624	$1,365,528

United States:
Income from operations	$209,735	$132,300	$602,028	$417,395
Depreciation and amortization	83,413	123,163	233,607	326,801
Stock-based compensation expense	12,883	110,087	32,055	297,221
Operating income before depreciation, amortization and stock-based compensation expense - United States	$306,031	$365,550	$867,690	$1,041,417

International:
Income from operations	$60,322	$70,040	$176,749	$215,744
Depreciation and amortization	18,128	26,744	52,302	75,733
Stock-based compensation expense	641	11,404	1,883	32,634
Operating income before depreciation, amortization and stock-based compensation expense - International	$79,091	$108,188	$230,934	$324,111

Free cash flow:
Cash flow from operating activities	$440,131	$389,654	$1,230,041	$1,204,219
Acquisition of property and equipment, net	(95,494)	(240,761)	(257,294)	(557,586)
Dividends received	—	—	(10,670)	(12,908)
Excess tax benefits from stock-based compensation	—	139,022	—	354,966
Free cash flow	$344,637	$287,915	$962,077	$988,691

Yahoo! Inc.

Reconciliation of GAAP Net Income and GAAP Net Income Per Share to Non-GAAP Net Income and Non-GAAP Net Income per share excluding stock-based compensation expense

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2006	2005	2006

GAAP Net income	$253,773	$158,529	$1,213,022	$482,718

(a) Stock-based compensation as measured using the intrinsic value method under APB 25	13,524	—	33,938	—

(b) Stock-based compensation as measured using the fair value method under SFAS 123R	—	121,491	—	329,855

(c) Gains on the sale of certain investments and settlements	(26,863)	—	(1,001,790)	—

(d) Reversal of an earn-out accrual	—	(10,000)	—	(10,000)

(e) Non-cash gain arising from increased dilution of our ownership in Alibaba, resulting in the recognition of a further gain on the sale of Yahoo! China	—	(14,316)	—	(14,316)

(f) To reduce the provision for income taxes to eliminate a charge related to a subsidiary restructuring transaction reported in the three months ended December 31, 2005	—	10,616	—	10,616

(g) To adjust the provision for income taxes to reflect an effective tax rate of approximately 40 percent and to reflect tax impact of items (a) - (e)	(16,366)	(30,880)	382,947	(94,953)

Non-GAAP Net income excluding stock-based compensation expense	$224,068	$235,440	$628,117	$703,920

GAAP Net income per share - diluted	$0.17	$0.11	$0.82	$0.33

Non-GAAP Net income excluding stock-based compensation expense per share - diluted	$0.15	$0.16	$0.42	$0.48

Shares used in per share calculations - diluted	1,486,876	1,442,429	1,482,739	1,471,832

Yahoo! Inc.

Reconciliation of GAAP Net Income and GAAP Net Income Per Share to Non-GAAP Net Income and Non-GAAP Net Income per share including stock-based compensation expense

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2006	2005	2006

GAAP Net income	$253,773	$158,529	$1,213,022	$482,718

(a) Gains on the sale of certain investments and settlements	(26,863)	—	(1,001,790)	—

(b) Reversal of an earn-out accrual	—	(10,000)	—	(10,000)

(c) Non-cash gain arising from increased dilution of our ownership in Alibaba, resulting in the recognition of a further gain on the sale of Yahoo! China	—	(14,316)	—	(14,316)

(d) To reduce the provision for income taxes to eliminate a charge related to a subsidiary restructuring transaction reported in the three months ended December 31, 2005	—	10,616	—	10,616

(e) To include fair value stock-based compensation expense, net of tax, using the fair value method under Statement of Financial Accounting Standards No.123 "Accounting for Stock-Based Compensation," ("SFAS123"), as previously disclosed and exclude recorded recorded stock-based compensation, net of tax, using the intrinsic value method under APB 25 of the three and nine months ended September 30, 2005	(50,456)	—	(152,401)	—

(f) To adjust the provision for income taxes to reflect tax impact of items (b) & (c)	—	10,454	—	10,454

(g) To adjust the provision for income taxes to reflect an effective tax rate of approximately 42 percent on net income including fair value stock based compensation referenced in (e) and to reflect tax impact of item (a)	(10,956)	—	396,523	—

Non-GAAP Net income including stock-based compensation expense	$165,498	$155,283	$455,354	$479,472

Net income per share - diluted	$0.17	$0.11	$0.82	$0.33

Non-GAAP Net income including stock-based compensation expense per share - diluted	$0.11	$0.11	$0.31	$0.33

Shares used in per share calculation - diluted	1,486,876	1,442,429	1,482,739	1,471,832

(h) Adjust number of shares used in diluted share count for the impact of applying SFAS 123	2,032	—	1,704	—

Shares used in Non-GAAP per share calculation - diluted	1,488,908	1,442,429	1,484,443	1,471,832

Yahoo! Inc.

Business Outlook

Business Outlook

The following business outlook is based on current information and expectations as of October 17, 2006.  Yahoo!'s business outlook as of today is expected to be available on the Company's Investor Relations website throughout the current quarter.  Yahoo! does not expect, and undertakes no obligation, to update the business outlook prior to the release of the Company's next quarterly earnings announcement, notwithstanding subsequent developments; however, Yahoo! may update the business outlook or any portion thereof at any time at its discretion.

	Three months	Year
	ending	ending
	December 31,	December 31,
	2006	2006

Revenues excluding TAC(3) outlook (in millions):
Gross profit	$957 - $1,037	$3,697 - $3,777
Other cost of revenues	188 - 228	780 - 820
Revenues excluding TAC	$1,145 - $1,265	$4,477 - $4,597

Operating income before depreciation, amortization and stock-based compensation expense(3) outlook (in millions):
Income from operations	$233 - $273	$866 - $906
Depreciation and amortization	134 - 150	537 - 553
Stock-based compensation expense	108 - 122	438 - 452
Operating income before depreciation, amortization and stock-based compensation expense	$475 - $545	$1,841 - $1,911

(3)            Refer to Note to Unaudited Condensed Consolidated Statements of Operations.

Yahoo! Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2006	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$253,773	$158,529	$1,213,022	$482,718
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	60,494	78,529	163,245	217,730
Amortization of intangible assets	41,047	71,378	122,664	184,804
Stock-based compensation expense	13,524	121,491	33,938	329,855
Tax benefits from stock-based compensation	121,180	110,812	723,748	275,093
Excess tax benefits from stock-based compensation	—	(139,022)	—	(354,966)
Earnings in equity interests	(32,164)	(30,190)	(94,647)	(78,261)
Dividends received	—	—	10,670	12,908
Minority interests in operations of consolidated subsidiaries	646	(103)	6,040	474
(Gain)/loss from sale of investments, assets and other, net	(24,472)	(13,741)	(976,738)	(15,811)
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(50,764)	6,575	(128,921)	(46,780)
Prepaid expenses and other	(2,504)	(12,289)	7,736	(28,252)
Accounts payable	8,839	3,232	(5,354)	66,985
Accrued expenses and other liabilities	31,580	50,191	111,396	138,787
Deferred revenue	18,952	(15,738)	43,242	18,935
Net cash provided by operating activities	440,131	389,654	1,230,041	1,204,219

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment, net	(95,494)	(240,761)	(257,294)	(557,586)
Purchases of marketable debt securities	(1,157,592)	(240,690)	(6,632,419)	(889,023)
Proceeds from sales and maturities of marketable debt securities	1,415,056	585,532	6,789,521	1,431,206
Acquisitions, net of cash acquired	(1,089)	(5,971)	(127,463)	(61,300)
Proceeds from sales of marketable equity securities	35,846	—	1,006,142	—
Other investing activities, net	(435)	19,120	(39,030)	18,476
Net cash provided by (used in) investing activities	196,292	117,230	739,457	(58,227)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net	75,027	41,626	377,751	231,451
Repurchases of common stock	(208,457)	(1,091,931)	(373,352)	(1,782,140)
Structured stock repurchases, net	(392,786)	—	(752,717)	(227,705)
Excess tax benefits from stock-based compensation	—	139,022	—	354,966
Other financing activities, net	949	—	1,749	—
Net cash provided by (used in) financing activities	(525,267)	(911,283)	(746,569)	(1,423,428)

Effect of exchange rate changes on cash and cash equivalents	(4,576)	(1,565)	(19,649)	33,002

Net change in cash and cash equivalents	106,580	(405,964)	1,203,280	(244,434)
Cash and cash equivalents, beginning of period	1,920,423	1,591,223	823,723	1,429,693

Cash and cash equivalents, end of period	$2,027,003	$1,185,259	$2,027,003	$1,185,259

Supplemental schedule of acquisition-related activities:

Cash paid for acquisitions	$1,140	$5,971	$128,592	$68,977
Cash acquired in acquisitions	(51)	—	(1,129)	(7,677)

	$1,089	$5,971	$127,463	$61,300

Common stock, restricted stock and stock options issued in connection with acquisitions	$—	$—	$44,381	$—

Yahoo! Inc.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	September 30,
	2005	2006

ASSETS
Current assets:
Cash and cash equivalents	$1,429,693	$1,185,259
Marketable debt securities	1,131,141	923,792
Accounts receivable, net	721,723	784,460
Prepaid expenses and other current assets	166,976	166,111
Total current assets	3,449,533	3,059,622

Long-term marketable debt securities	1,439,014	1,120,930
Property and equipment, net	697,522	1,048,574
Goodwill	2,895,557	2,976,576
Intangible assets, net	534,615	407,368
Other assets	57,192	140,437
Investments in equity interests	1,758,401	1,863,560

Total assets	$10,831,834	$10,617,067

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$70,291	$142,479
Accrued expenses and other current liabilities	827,589	987,280
Deferred revenue	306,172	329,385
Total current liabilities	1,204,052	1,459,144

Long-term deferred revenue	67,792	67,168
Long-term debt	749,995	749,960
Other long-term liabilities	243,580	265,738
Minority interests in consolidated subsidiaries	—	7,818
Stockholders' equity	8,566,415	8,067,239

Total liabilities and stockholders' equity	$10,831,834	$10,617,067

CONTACT:  Yahoo! Inc.

Kelly Delaney, 408-349-2579 (Media Relations)

kellyd@yahoo-inc.com

Cathy La Rocca, 408-349-5188 (Investor Relations)

cathy@yahoo-inc.com

or

OutCast Communications

Kim Milosevich, 415-345-4734 (Media Relations)

kim@outcastpr.com